SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K


Report of Foreign Private Issuer


Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934


Report on Form 6-K for 4 February 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa


(Name and address of registrant's principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Sasol's Trading Statement
************************************************************

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")


Sasol's Trading Statement

Sasol's interim results for the half year ended 31 December 2004
will be released on 7 March 2005.

While the benefit of higher oil prices was more than offset by
the impact of adverse currency effects, the performance of the
chemicals portfolio was substantially better due to improved
margins and heightened focus on core businesses. Shareholders are
accordingly advised that on a comparable basis earnings per share
for the six-month period ended 31 December 2004, are expected to
be approximately 45% higher than those of the previous
corresponding reporting period. Headline earnings per share  are
expected to be approximately 60% higher.

Should prevailing exchange rates, oil prices and chemical margins
continue, the earnings per share in the second half of the
financial year should be more-or-less equal to those of the first
half.

The above information has not been reviewed and reported on by
the company's auditors.


Johannesburg
22 February, 2005

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 22 February 2005


By:    /s/  N L Joubert
             Name: Nereus Louis Joubert
             Title:   Company Secretary